Exhibit 99.1

BriaCell to Present at Three Upcoming Investor Conferences

BERKELEY, Calif. and VANCOUVER, British Columbia, July 12, 2021— BriaCell Therapeutics Corp. (Nasdaq: BCTX, BCTXW) (TSX-V:BCT) (“BriaCell” or the “Company”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer and other cancers, today announced that Dr. William V. Williams, President & CEO of BriaCell, is scheduled to present in the following virtual conferences:

●	Access to Giving Virtual Investor conference: July 13 – 15, 2021
○	Dr. Williams will be speaking at the conference at 2:30pm ET on July 14, 2021.
○	Management will be available for one-on-one meetings to be held throughout the conference.
○	The presentation will be webcast live and available for replay at Webcast URL.
○	For additional information on the conference, please visit: https://www.accesstogiving.com/.

●	Q3 Investor Summit: August 17 – 18, 2021
○	Dr. Williams will deliver his corporate presentation at 1:15pm ET on August 17, 2021.
○	Investors may request one-on-one meetings with Dr. Williams.
○	Investors may register for the conference here: https://investorsummitgroup.com/.

●	SNN Network Summer Virtual Event Investor Conference: August 17 – 19, 2021
○	Dr. Williams will deliver his corporate presentation at 10:30am ET on August 18, 2021.
○	Investors may request one-on-one meetings with Dr. Williams.
○	Investors may register for the conference here: https://conference.snn.network/.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com/.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR

917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com